[redacted]

10026358

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th floor
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd. 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/12

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

SEE ATTACHMENT
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

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Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 20 10 (Year), by

(1) Donald Bizub (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

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Los Angeles County
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Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: oath or affirmation of annual audited report

Document Date: 2/24/2010 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2010

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	911,930
Commissions receivable		828,627
Due from registered representatives		104,595
Deposits at clearing brokers		340,320
Due from clearing broker		153,975
Securities owned, at fair value		2,102,630
Property and equipment, net		230,318
Deposits and other assets		219,376
Deferred tax assets		70,161
	$	4,961,932
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to clearing broker	$	604,595
Commissions payable		1,533,754
Accounts payable and accrued expenses		811,230
Securities sold short, not yet purchased, at fair value		141,172
Income taxes payable		32,973
Total liabilities		3,123,724
Stockholder's equity		
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		927,567
Retained earnings		910,611
Total stockholder's equity		1,838,208
	$	4,961,932

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Commodity Futures Trading Commission ("CFTC"), and complies with the requirements of the Commodity Exchange Act ("CEAct"). The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers its investments in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

<u>Municipal Bonds</u>

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. These bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Commission and principal transaction income includes income from introducing trades and markup revenue from riskless principal trades. Money management fees represent "wrap" fee account revenue charged quarterly in advance. Other income includes various fees and shared revenues associated with customer accounts, interest income, realized and unrealized gains and losses on Company proprietary trading accounts, and other items. Income from commissions on securities transactions is recorded on an accrual basis.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers. No allowance was deemed necessary as of December 31, 2009 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture	5 years	Straight-line
Computer equipment	5 years	Straight-line
Leasehold improvements	5 years	Straight-line

In accordance with GAAP, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2009, management has determined that the Company's assets are not impaired.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company remains subject to income tax examinations by major taxing authorities for years 2007, 2008, and 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies (continued)

Subsequent events

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces all of its securities transactions to J.P. Morgan Clearing Corporation and Pershing LLC, its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
State and municipal obligations	$ 592,164	$ 1,297,567	$ -	$ 1,889,731
Corporate obligations	198,985	13,914	-	212,899
Securities owned, at fair value	$ 791,149	$ 1,311,481	$ -	$ 2,102,630
Liabilities				
State and municipal obligations	$ 59,263	$ 13,961	$ -	$ 73,224
Corporate obligations	25,979	-	-	25,979
Equity securities	41,969	-	-	41,969
Securities sold short, not yet purchased, at fair value	$ 127,211	$ 13,961	$ -	$ 141,172

Realized gains and losses are included in commission and principal transaction income in the statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2009 for investments still held at December 31, 2009 is reflected in other income in the statement of operations.

4. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Property and equipment

Property and equipment consist of the following as of December 31, 2009:

Furniture	$	284,101
Computer Equipment		252,183
Leasehold Improvements		4,037
		540,321
Less accumulated depreciation		(310,003)
Property and equipment, net	$	230,318

Total depreciation expense for the year ended December 31, 2009 was $119,751.

6. Commitments and contingencies

Commitments

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2009 to 2014. As of December 31, 2009, the Company's future minimum rental commitment is as follows:

Year Ending December 31,		
2010	$	595,560
2011		561,068
2012		461,613
2013		415,747
2014		283,000
	$	2,316,988

Total rental expense for the year ended December 31, 2009 was $828,454.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements or results of operations. As of December 31, 2009, management has accrued an estimate of costs associated with legal actions.

7. Due from/to brokers

Due from brokers represents cash balances at the Company's clearing broker. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

Amounts due to brokers represent obligations for unsettled trades and margin borrowings that are collateralized by the Company's securities, the fair values of which exceed the amounts borrowed. Refer to Note 2 regarding risks associated with borrowings.

8. Income taxes

The components of income taxes for the year ended December 31, 2009 are as follows:

Current	
Federal	$ 468,072
State	134,866
	602,938
Deferred	
Federal	(47,928)
State	(5,369)
	(53,297)
Provision for income taxes	$ 549,641

The following tabulation reconciles the federal and state statutory tax rate to the Company's effective rate:

Meals and entertainment	13,942	1.0
Municipal interest	(49,980)	(3.5)
Provision to return adjustment	16,089	1.1
Provision for income taxes	$ 549,641	38.4

The net deferred tax asset of $70,161 is the result of timing differences between book and taxable income related mostly to depreciation, unrealized gains and losses, and state income taxes. In assessing the realizable portion of the deferred tax asset, the Company considered whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The Company anticipates future taxable income, thus no valuation allowance against the net deferred tax asset has been recorded.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. As of December 31, 2009, the Company's net capital was approximately $971,000, which was approximately $816,000 in excess of its minimum requirement of approximately $155,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a “Special Reserve Bank Account for the Exclusive Benefit of Customers”.

WESTERN INTERNATIONAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2009

Total stockholder's equity		$ 1,838,208
Less nonallowable assets		
Due from registered representatives		104,595
Deferred taxes		70,161
Property and equipment, net		230,318
Deposits and other assets		219,376
		624,450
Less other deductions		
Unsecured debits		80,666
Broker blanket bond deduction		13,000
		93,666
Net capital before haircuts		1,120,092
Haircuts		
Security positions		147,271
Undue concentration		2,240
		149,511
Net capital		$ 970,581
Aggregate indebtedness		$ 2,317,305
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 154,487
Minimum net capital required (under SEC Rule 15c3-1)		$ 154,487
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 30,000
Excess net capital ($970,581 - $154,478)		$ 816,094
Percentage of aggregate indebtedness to net capital	$ 2,317,305 / $ 970,581	239%

WESTERN INTERNATIONAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION (CONTINUED)

December 31, 2009

Reconciliation of differences in audited and unaudited net capital under Rule 15c3-1:

Unaudited net capital	$	934,497
Adjustment to income taxes payable		45,935
Adjustment to securities owned, at fair value		(12,441)
Miscellaneous		2,590
Audited net capital	$	970,581

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of Western International Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Western International Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., the Commodity Futures Trading Commission, and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2010

WESTERN INTERNATIONAL SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 18,715,315
General Assessments at .0025	$ 46,788
Payments Remitted with Form SIPC-4 and Form SIPC-6	(10,207)
Amount Due with Form SIPC-7T	$ 36,581

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048572 FINRA DEC
WESTERN INTERNATIONAL 16*16
70 S LAKE AVE STE 700
PASADENA CA 91101-4709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Darcie Coy (303) 919-7175

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 46,788

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,207)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 36,581

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 36,581

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western International Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 19th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,224,002
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,677,001
(2) Revenues from commodity transactions.	7,939
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,177,141
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	154,623
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 70,989	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 491,983	
Enter the greater of line (i) or (ii)	491,983
Total deductions	4,508,687
2d. SIPC Net Operating Revenues	$ 18,715,315
2e. General Assessment @ .0025	$ 46,788

(to page 1 but not less than $150 minimum)

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009